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                 [INTERLINQ Software Corporation Letterhead]

                                 June 8, 1999


                      Securities and Exchange Commission
                               450 Fifth Street
                             Washington, DC 20549

RE: INTERLINQ SOFTWARE CORPORATION
APPLICATION TO WITHDRAW REGISTRATION STATEMENT AND SCHEDULE 13E-3

Ladies and Gentlemen:

        On behalf of INTERLINQ Software Corporation, a Washington corporation (the "Company"), I hereby request that the Company's Registration Statement (File No. 333-71173) filed on Form S-4, including all amendments thereto (the "Registration Statement"), as well as the Schedule 13E-3 (File No. 005-42631), filed on behalf of the Company, Jiri M. Nechleba, W.R. Hambrecht + Co., LLC and William R. Hambrecht, including all amendments thereto (the "Schedule 13E-3") be withdrawn from registration pursuant to Rules 477 and 478 of Registration C promulgated under the Securities Act of 1933, as amended.

        The Company has decided to withdraw the Registration Statement and the
Schedule 13E-3 because the Company and Terlin, Inc., an affiliate of W.R. Hambrecht + Co., LLC, mutually agreed on June 4, 1999 to terminate their agreement to enter into a leveraged recapitalization of the Company.

        I look forward to receiving your consent to the withdrawal of the Registration Statement and the Schedule 13E-3 at your earliest convenience. If you have any comments or questions relating to this application to withdraw, please call Linda A. Schoemaker at (206) 583-8908.

Very truly yours,

/s/ Jiri M. Nechleba

Jiri M. Nechleba
Chief Executive Officer, President and
Chairman of the Board